December 31, 2019

Tim Dyer
Chief Executive Officer
Addex Therapeutics Ltd.
Chemin des Mines 9,
CH-1202 Geneva,
Switzerland

       Re: Addex Therapeutics Ltd.
           Registration Statement on Form F-1
           Filed December 17, 2019
           File No. 333-235554

Dear Mr. Dyer:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Collaboration Agreement with Indivior, page 83

1. We note your revised disclosure in response to our prior comment 5 that you are eligible for a royalty on net sales of applicable products on a country-by country-basis. Please revise your disclosure in this section to provide the royalty term.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Tim Dyer
Addex Therapeutics Ltd.
December 31, 2019
Page 2

statement.

        You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-3614
if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-
3625 with any other questions.



                                                        Sincerely,
FirstName LastNameTim Dyer
                                                        Division of Corporation
Finance
Comapany NameAddex Therapeutics Ltd.
                                                        Office of Life Sciences
December 31, 2019 Page 2
cc:       Joshua A. Kaufman, Esq.
FirstName LastName